Consent of Independent Registered Public Accounting Firm<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

The Board of Directors of Nationwide Life Insurance Company of America:

We consent to the use of our reports for Nationwide Provident VLI Separate Account 1 dated April 19, 2006 and for Nationwide Life Insurance Company of America and subsidiaries dated April 21, 2006, included herein, and to the reference to our firm under the heading "Experts" in the Statement of Additional Information (SEC File No. 033-42133).  Our report for Nationwide Life Insurance Company of America and subsidiaries refers to the adoption of the American Institute of Certified Public Accountants’ Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts, in 2004.

/s/ KPMG LLP

<?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />Columbus, Ohio
April 26, 2006